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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                 SCHEDULE 13E-3
                                 (RULE 13C-100)

          TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                            AMWAY ASIA PACIFIC LTD.
                                (Name of Issuer)

                                NEW AAP LIMITED
                              APPLE HOLD CO., L.P.
                            AMWAY ASIA PACIFIC LTD.
                             RICHARD M. DEVOS, JR.
                              STEPHEN A. VAN ANDEL
                      (Names of Persons Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  G0352M 10 8
                          (CUSIP Number of Securities)
                               ------------------

                             CRAIG N. MEURLIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               AMWAY CORPORATION
                            7575 FULTON STREET EAST
                              ADA, MICHIGAN 49355
                                 (616) 787-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                    COPY TO:
                            THOMAS C. DANIELS, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                               ------------------
    This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) [sec.240.13e-3(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.
d. [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION                                AMOUNT OF FILING FEE
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
                $26,014,572.00                                          $5,202.91
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

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $5,202.91                  FILING PARTY: NEW AAP LIMITED
FORM OR REGISTRATION NO: SCHEDULE 14D-1            DATE FILED: NOVEMBER 18, 1999
                               Page 1 of 4 Pages
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                                  INTRODUCTION

     This Rule 13e-3 transaction statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by New AAP Limited, a Bermuda corporation ("New AAP"), Apple Hold Co., L.P., a Bermuda limited partnership ("Apple Hold Co."), Amway Asia Pacific Ltd., a Bermuda corporation ("AAP"), Richard M. DeVos, Jr. and Stephen A. Van Andel pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13e-3 thereunder in connection with a proposed amalgamation (the "Amalgamation") of New AAP and AAP pursuant to a Tender Offer and Amalgamation Agreement, dated November 15, 1999 (the "Amalgamation Agreement"), among AAP, New AAP and Apple Hold Co.

     In the Amalgamation and pursuant to the terms and conditions set forth in the Amalgamation Agreement, New AAP and AAP will amalgamate, with AAP continuing as the amalgamated company. At the effective time of the Amalgamation, each issued and outstanding share of common stock, $.01 par value per share, of AAP (the " Common Stock"), other than Common Stock held by New AAP, Apple Hold Co., the principal shareholders of AAP or shareholders exercising their appraisal rights, will be exchanged into the right to receive from the amalgamated company $18.00 in cash and will automatically be canceled and retired and will cease to exist.

     The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule 13E-3, except as otherwise set forth below.

ITEM 16. EXHIBITS.

(a)(1)     Proxy Statement of AAP, dated March 30, 2000.
(a)(2)     Form of Letter of Transmittal.*
(a)(3)     Form of Proxy Card.
(a)(4)     Form of Trustee Direction Form from the 401(K) Trustee.
(b)        Credit Agreement, dated as of December 10, 1999, among Apple
           Hold Co., New AAP, N.A.J. Co., Ltd., ALAP Hold Co., Ltd., the banks party thereto and Morgan Guaranty Trust Company of New York, Tokyo Branch (incorporated herein by reference to
           Exhibit (a)(3) of the Schedule 13E-3 of New AAP filed with the Commission on November 18, 1999 and amended on December
           13, 1999, December 17, 1999 and December 27, 1999 (the
           "Offer Schedule 13E-3")).
(c)(1)     Form of Fairness Opinion of Goldman, Sachs & Co., dated
           November 15, 1999 (included as Annex A to the Proxy
           Statement).
(c)(2)     Presentation Materials of Goldman Sachs & Co., dated
           November 15, 1999 (incorporated herein by reference to Exhibit (b)(2) of the Offer Schedule 13E-3).
(c)(3)     Presentation Materials of Morgan Stanley & Co., dated
           September 21, 1999 (incorporated herein by reference to Exhibit (b)(3) of the Offer Schedule 13E-3).
(c)(4)     Presentation Materials of J.P. Morgan, dated September 21,
           1999.
(d)(1)     Tender Offer and Amalgamation Agreement, dated November 15,
           1999, between AAP, New AAP and Apple Hold Co. (included as
           Annex B to the Proxy Statement).
(d)(2)     Shareholder and Voting Agreement, by and among Apple Hold
           Co., New AAP and certain shareholders of AAP, dated November
           15, 1999 (incorporated herein by reference to Exhibit (c)(2) of the Schedule 14D-1 of New AAP filed with the Commission on November 18, 1999 and amended on December 13, 1999,
           December 17, 1999 and December 27, 1999).
(d)(3)     First Amended and Restated Limited Partnership Agreement of
           Apple Hold Co., dated as of November 12, 1999 (incorporated herein by reference to Exhibit 1 of AAP's Schedule 13D filed with the Commission on December 27, 1999 (the "Schedule
           13D")).
(d)(4)     Operating Agreement of AP New Co., LLC, dated as of November
           12, 1999 (incorporated herein by reference to Exhibit 2 of the Schedule 13D).
(d)(5)     Agreement Regarding Jumpstart Entities, among Amway
           Corporation, AP New Co., LLC, ALAP Hold Co., Ltd., Apple
           Hold Co., Jay Van Andel Trust, RDV Corporation, Jay Van
           Andel, Stephen Van Andel, David Van Andel, Richard DeVos,
           Jr. and Douglas DeVos, dated as of December 16, 1999
           (incorporated by herein reference to Exhibit 3 of the Schedule 13D).
(f) Bermuda Law Regarding Appraisal Rights (included as Annex C to the Proxy Statement).
(g)        Not applicable.
(h)        Not applicable.
(i) Amway Asia Pacific's Annual Report on Form 20-F for the fiscal year ended August 31, 1999.
(j)        Consent of KPMG LLP.

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* To be filed by amendment.

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

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2000                  NEW AAP LIMITED

                                       By: /s/ CRAIG N. MEURLIN
                                         ---------------------------------------
                                       Name: Craig N. Meurlin
                                       Title:  Vice President, Assistant
                                       Secretary

                                       By: APPLE HOLD CO., L.P.

                                       By: AP NEW CO., LLC., its general partner

                                       By: AMWAY CORPORATION, its Manager

                                       By: /s/ CRAIG N. MEURLIN
                                         --------------------------------
                                       Name: Craig N. Meurlin
                                       Title:  Manager

                                       AMWAY ASIA PACIFIC LTD.

                                       By: /s/ CRAIG N. MEURLIN
                                         --------------------------------
                                       Name: Craig N. Meurlin
                                       Title:  Vice President, General Counsel
                                               and Assistant Secretary

                                       RICHARD M. DEVOS, JR.
                                       /s/ RICHARD M. DEVOS, JR.

                                       -----------------------------------------

                                       STEPHEN A. VAN ANDEL
                                       /s/ STEPHEN A. VAN ANDEL

                                       -----------------------------------------

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                                 EXHIBIT INDEX

 EXHIBIT
   NO.                             DESCRIPTION
 -------                           -----------
(a)(1)     Proxy Statement of AAP, dated March 30, 2000.
(a)(2)     Form of Letter of Transmittal.*
(a)(3)     Form of Proxy Card.
(a)(4)     Form of Trustee Direction Form from the 401(K) Trustee.
(b)        Credit Agreement, dated as of December 10, 1999, among Apple
           Hold Co., New AAP, N.A.J. Co., Ltd., ALAP Hold Co., Ltd.,
           the banks party thereto and Morgan Guaranty Trust Company of
           New York, Tokyo Branch (incorporated herein by reference to
           Exhibit (a)(3) of the Schedule 13E-3 of New AAP filed with the Commission on November 18, 1999 and amended on December
           13, 1999, December 17, 1999 and December 27, 1999 (the
           "Offer Schedule 13E-3")).
(c)(1)     Form of Fairness Opinion of Goldman, Sachs & Co., dated
           November 15, 1999 (included as Annex A to the Proxy
           Statement).
(c)(2)     Presentation Materials of Goldman Sachs & Co., dated
           November 15, 1999 (incorporated herein by reference to
           Exhibit (b)(2) of the Offer Schedule 13E-3).
(c)(3)     Presentation Materials of Morgan Stanley & Co., dated
           September 21, 1999 (incorporated herein by reference to
           Exhibit (b)(3) of the Offer Schedule 13E-3).
(c)(4)     Presentation Materials of J.P. Morgan, dated September 21,
           1999.
(d)(1)     Tender Offer and Amalgamation Agreement, dated November 15,
           1999, between AAP, New AAP and Apple Hold Co. (included as
           Annex B to the Proxy Statement).
(d)(2)     Shareholder and Voting Agreement, by and among Apple Hold
           Co., New AAP and certain shareholders of AAP, dated November
           15, 1999 (incorporated herein by reference to Exhibit (c)(2)
           of the Schedule 14D-1 of New AAP filed with the Commission on November 18, 1999 and amended on December 13, 1999,
           December 17, 1999 and December 27, 1999).
(d)(3)     First Amended and Restated Limited Partnership Agreement of
           Apple Hold Co., dated as of November 12, 1999 (incorporated herein by reference to Exhibit 1 of AAP's Schedule 13D filed with the Commission on December 27, 1999 (the "Schedule
           13D")).
(d)(4)     Operating Agreement of AP New Co., LLC, dated as of November
           12, 1999 (incorporated herein by reference to Exhibit 2 of the Schedule 13D).
(d)(5)     Agreement Regarding Jumpstart Entities, among Amway
           Corporation, AP New Co., LLC, ALAP Hold Co., Ltd., Apple
           Hold Co., Jay Van Andel Trust, RDV Corporation, Jay Van
           Andel, Stephen Van Andel, David Van Andel, Richard DeVos,
           Jr. and Douglas DeVos, dated as of December 16, 1999
           (incorporated by herein reference to Exhibit 3 of the
           Schedule 13D).
(f)        Bermuda Law Regarding Appraisal Rights (included as Annex C to the Proxy Statement).
(g)        Not applicable.
(h)        Not applicable.
(i)        Amway Asia Pacific's Annual Report on Form 20-F for the
           fiscal year ended August 31, 1999.
(j)        Consent of KPMG LLP.

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* To be filed by amendment.

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